February 27, 2020

Ms. Christine Torney and Ms. Mast

Division of Corporate Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

RE:   REQUEST FOR EXTENSION OF TIME TO RESPOND TO COMMENT LETTER DATED 2/12/20

Dear Ms. Torney and Ms. Mast:

We are in receipt of your letter dated February 12, 2020 regarding our Form 8-K Filed December 20, 2019 (File No. 0000-33385) (the “SEC Comment Letter”).  Based on our brief call today with Mary Mast, Staff Accountant at the SEC (at approx. 11:47am PT) it is our understanding that we were granted a 10-business day extension to file our written response to the SEC Comment Letter.  Please use this letter as official notice of Calavo’s intention to fully respond to the SEC Comment Letter on or before the 10-day extension expires on March 12, 2020.

If there are any questions or concerns, please contact Marc Brown at TroyGould  (tel #310-789-1269) or John Lindeman, CFO at Calavo  (tel #805-921-3208)

Sincerely,

/s/ B. John Lindeman
B. John Lindeman
Chief Financial Officer and Corporate Secretary

Calavo Growers, Inc.

1141A Cummings Road, Santa Paula, CA 93060  Main Line: 805-525-1245